Exhibit 99.1

THE COMPANIES ACT, CHAPTER 50

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

of

Maxeon Solar Technologies, Ltd.

(Adopted by Special Resolution passed on 25 August 2020)

PRELIMINARY

1. (A)	The name of the Company is Maxeon Solar Technologies, Ltd.

(B)	The registered office of the Company is situated in Singapore.

(C)

Subject to the provisions of the Companies Act (Chapter 50) of Singapore and any other written law and this Constitution, the Company has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction and for the said purposes, full rights, powers and privileges.

(D)	The liability of the members is limited.

(E)

We, the persons whose names and occupations are set out in this Constitution, desire to form a company in pursuance of this Constitution and we each agree to take the number of shares in the capital of the company set out against our respective names.

Name, Address and Description of Subscriber	Number of shares taken by the Subscriber

SUNPOWER CORPORATION, a company incorporated in Delaware, United States of America,
Company Registration Number: 3808702, having its principal office at 51 Rio Robles, San Jose, California 95134, United States of America	One (1)

INTERPRETATION

2.	In this Constitution (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively.

WORDS	MEANINGS
“Act”	The Companies Act (Chapter 50) of Singapore and any statutory modification, amendment or re-enactment thereof for the time being in force.

“Auditor”	The auditor of the Company

“Board”	The board of Directors

“Chairman”	The chairman of the Directors or the chairman of the general meeting, as the case may be.

“Chief Executive Officer”	The chief executive officer of the Company as determined by Section 4(1) of the Act.

“Company”	Maxeon Solar Technologies, Ltd.

“Constitution”	This Constitution or other regulations of the Company for the time being in force.

“current address”

The number or address used for electronic communication which:

(a) has been notified by a member in writing to the Company as one at which any notice or document may be sent to him; and

(b) the Company has no reason to believe that that notice or document sent to the Member at that address will not reach him.

“Depository”	Depository Trust Company or its nominee (as the case may be) or such other depository or its nominee (as the case may be) as may be designated and approved by the Directors from time to time.

“Directors”	The directors of the Company for the time being, as a body or as a quorum present at any meeting of the Directors.

“electronic communication”

A communication transmitted (whether from one person to another, from one device to another, from a person to a device or from a device to a person):

(a) by means of a telecommunication system; or

(b) by other means but while in an electronic form, such that it can (where particular conditions are met) be received in legible form or be made legible following receipt in non-legible form.

“member” or “shareholder”	Any registered holder of one or more shares of the Company.

“Office”	The registered office of the Company for the time being.

“paid”	Paid or credited as paid.

“Register of Members”	The Company’s register of members, including any branch register.

“registered address” or “address”	In relation to any member, his physical address for the service or delivery of notices or documents personally or by post, except where otherwise expressly provided in this Constitution.

“Regulations”	The regulations of the Company contained in this Constitution for the time being in force.

“Seal”	The Common Seal of the Company.

Secretary”	Any person appointed by the Directors to perform any of the duties of the Secretary and where two or more persons are appointed to act as Joint Secretaries shall include any one of those persons.

“shares”	Shares in the capital of the Company.

“Shareholders Agreement”	The shareholders agreement entered into between the Company, Total Solar International SAS, a French société par actions simplifiée, Total Gaz Electricité Holdings France SAS, a French société par actions simplifiée and Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”) effective immediately following TZS’s investment in the Company, as amended, modified or supplemented from time to time.

“Singapore”	The Republic of Singapore.

“Singapore dollars” or “S$”	The lawful currency of Singapore.

“Statutes”	All laws, by-laws, regulations, orders and/or official directions for the time being in force affecting the Company and its subsidiaries, including but not limited to the Act, provided always that a waiver granted in connection to any such law shall be treated as due compliance with such relevant law.

“treasury shares”	Shares in the capital of the Company which are purchased or otherwise acquired by the Company in accordance with Sections 76B to 76G of the Act.

“written” and “in writing”	Written or produced by any substitute for writing or partly one and partly the other and shall include (except where otherwise expressly specified in this Constitution or the context otherwise requires, and subject to any limitations, conditions or restrictions contained in the Act) any representation or reproduction of words, symbols or other information which may be displayed in a visible form, whether in a physical document or in an electronic communication or form or otherwise howsoever.

References in this Constitution to “holder” or “holders” of shares or a class of shares shall except where expressly provided for in this Constitution, exclude the Company in relation to shares held by it as treasury shares, and “holding”, “hold” and “held” shall be construed accordingly.

All such provisions of this Constitution as are applicable to paid-up shares shall apply to stock, and the words “share” and “shareholder” shall be construed accordingly.

Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include corporations and limited liability partnerships.

Subject as aforesaid any words or expression defined in the Act or the Interpretation Act (Chapter 1) of Singapore shall (if not inconsistent with the subject or context) bear the same meanings in this Constitution.

A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under any provision of this Constitution.

The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of this Constitution.

References in this Constitution to any Statute is a reference to that Statute for the time being amended or re-enacted.

ISSUE OF SHARES

3. (A)

Subject to the Statutes and this Constitution, no shares may be issued by the Directors without the prior approval of the Company in general meeting pursuant to the Act, but subject thereto, and to Regulation 4, and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares (with or without conferring a right of renunciation) or grant options over or otherwise dispose of the same to such persons on such terms and conditions and for such consideration and at such time and subject or not to the payment of any part of the amount thereof in cash as the Directors may think fit, and any shares may, subject to compliance with the Act, be issued with such preferential, deferred, qualified or special rights, privileges, conditions or restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Directors may think fit, and preference shares may be issued which are or at the option of the Company are liable to be redeemed, the terms and manner of redemption being determined by the Directors.

(B)

The Directors may, at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

(C)

Except so far as otherwise provided by the conditions of issue or by this Constitution, all new shares shall be issued subject to the provisions of the Statutes and this Constitution in respect of allotment, payment of calls, lien, transfer, transmission, forfeiture or otherwise.

4. (A)

The Company may by ordinary resolution in general meeting give to the Directors a general authority either unconditionally or subject to such conditions as may be specified in the ordinary resolution to:

(a)	(i) issue shares in the capital of the Company whether by way of rights, bonus, or otherwise; and/or

(ii)

make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be issued including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b)

(notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force.

Provided always that:

(1)

the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Statutes;

(2)

(subject to such manner of calculation as may be prescribed by the Statutes) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:

(i)	new shares arising from the conversion or exercise of any convertible securities or share options which are outstanding or subsisting at the time that the ordinary resolution is passed; and

(ii)	any subsequent consolidation or subdivision of shares;

(3)	in exercising the authority conferred by the ordinary resolution, the Company shall comply with the provisions of the Statutes ) and this Constitution; and

(4)

unless revoked or varied by the Company in general meeting, the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution or the date by which such annual general meeting is required to be held, or the expiration of such other period as may be prescribed by the Statutes (whichever is the earliest).

(B)

Except so far as otherwise provided by the conditions of issue or by this Constitution, all the shares shall be subject to the provisions of the Statutes and of this Constitution with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

(C)	The rights attaching to shares of a class other than ordinary shares shall be expressed in this Constitution.

(D)	The Company may issue shares for which no consideration is payable to the Company.

5.

The Company may, notwithstanding Regulation 4, but subject to the Statutes, authorise the Directors not to offer new shares to members to whom by reason of foreign securities laws such offers may not be made without registration of the shares or a prospectus or other document, but to sell the entitlements to the new shares on behalf of such members on such terms and conditions as the Company may direct.

6.

Where any shares are issued for the purpose of raising money to defray the expense of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of that share capital (except treasury shares) as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Act, and may charge the same to capital as part of the cost of the construction of the works or buildings or the provision of the plant.

7.

Any expenses (including brokerage or commission) incurred directly by the Company in relation to the issue of new shares in accordance with these Regulations may be paid out of the proceeds of such issue of new shares or the Company’s share capital. Such payment shall not be taken as a reduction of the amount of share capital of the Company.

8. (A)

Preference shares may be issued subject to such limitation thereof as may be prescribed by the Statutes. Rights attaching to preference shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividend in relation to other shares or other classes of preference shares shall be expressed in this Constitution. Preference shareholders shall have the same rights as ordinary shareholders as regards receiving of notices, reports and balance-sheets and attending general meetings of the Company, and preference shareholders shall also have the right to vote at any meeting convened for the purpose of reducing capital or winding-up or sanctioning a sale of the undertaking or where the proposal to be submitted to the meeting directly affects their rights and privileges or when the dividend on the preference shares is more than six months in arrears.

(B)

The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares already issued and the rights conferred upon the holders of preference shares shall not unless otherwise expressly provided by the conditions of issue of such shares be deemed to be altered by the creation or issue of such further preference capital ranking equally with or in priority thereto.

VARIATION OF RIGHTS

9. (A)

Whenever the share capital of the Company is divided into different classes of shares, subject to the provisions of the Statutes, preference capital, other than redeemable preference capital, may be repaid and the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so repaid, varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. To every such separate general meeting all the provisions of this Constitution relating to general meetings of the Company and to the proceedings thereat shall mutatis mutandis apply, except that the necessary quorum shall be two persons at least holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll and that every such holder shall on a poll have one vote for every share of the class held by him; Provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting. The foregoing provisions of this Regulation shall apply to the variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be varied.

(B)

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

10.	The Company may by ordinary resolution:

(a)	consolidate and divide all or any of its shares;

(b)

sub-divide its shares, or any of them (subject, nevertheless, to the provisions of the Statutes and this Constitution), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

(c)	subject to the provisions of the Statutes and this Constitution, convert its share capital or any class of shares from one currency to another currency.

11.	The Company may by special resolution, subject to the provisions of the Statutes and this Constitution, convert one class of shares into any other class of shares.

12. (A)

The Company may by special resolution reduce its share capital or other undistributable reserve in any manner and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to this Constitution, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

(B)

The Company may, subject to and in accordance with the Statutes, purchase or otherwise acquire its issued shares on such terms and in such manner as the Company may from time to time think fit. If required by the Act, any share which is so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be cancelled immediately on purchase or acquisition by the Company. On the cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may hold or deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with, the Act (including without limitation, to hold such share as a treasury share)

(C)

The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by or prescribed pursuant to the Act.

SHARE CERTIFICATES

13.

Subject to the provisions of the Statutes, every share certificate shall be issued under the Seal or signed in accordance with the Act and shall specify the number and class of shares to which it relates, whether the shares are fully or partly paid up, and the amount (if any) unpaid thereon. No single certificate shall be issued representing shares of more than one class.

14.	When two or more persons are registered as the holders of any share, they shall be deemed to hold the same as joint tenants with benefit of survivorship, subject to the following provisions:

(A)

The Company shall not be bound to register more than three persons as the registered joint holders of a share except in the case of executors or administrators (or trustees) of the estate of a deceased member.

(B)

In the case of a share registered jointly in the names of several persons, the Company shall not be bound to issue more than one certificate thereof and delivery of a certificate to any one of the registered joint holders shall be sufficient delivery to all.

15.

Securities will be allotted and the Company will make available a certificate to every person whose name is entered as member in the Register of Members within one month after the final closing date for the applications for subscription of securities or within two months after the date of lodgement of a registrable transfer (other than such transfer as the Company is for any reason entitled to refuse to register and does not register), as the case may be.

Every person whose name is entered as member in the Register of Members shall be entitled to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred, upon payment of S$2.00 (or such lesser sums as the Directors shall from time to time determine having regard to any limitation thereof as may be prescribed by the Statutes) for every certificate.

16. (A)

Where a member transfers part only of the shares comprised in a certificate or where a member requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares (in the case of transfer) and the whole of such shares (in the case of subdivision) issued in lieu thereof and the member shall pay (in the case of subdivision) a maximum fee of S$2.00 (or such lesser sum as the Directors shall from time to time determine having regard to any limitation thereof as may be prescribed by the Statutes) for each new certificate.

Where only some of the shares comprised in a share certificate are transferred the new certificate for the balance of such shares shall be issued in lieu without charge.

(B)	Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

(C)	In the case of shares registered jointly in the names of several persons any such request may be made by any one of the registered joint holders.

17.

Subject to the provisions of the Statutes, if any share certificate shall be defaced, worn out, destroyed, lost or stolen, it may be renewed on such evidence being produced and a letter of indemnity (if required) being given by the shareholder, transferee, person entitled, purchaser on behalf of its or their client or clients as the Directors of the Company shall require, and (in case of defacement or wearing out) on delivery up of the old certificate and in any case on payment of such sum not exceeding S$2.00 as the Directors may from time to time require. In the case of destruction, loss or theft, a shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction or loss.

CALLS ON SHARES

18.

The Directors may, subject to these Regulations, make calls upon the members in respect of any moneys unpaid on their shares or any class of their shares but subject always to the terms of issue of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

19.

Each member shall (subject to receiving at least fourteen days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine.

20.

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding ten per cent per annum as the Directors may determine and shall also pay all costs, charges and expenses which the Company may have incurred or become liable for in order to recover payment of or in consequences of non-payment of such call or instalment, but the Directors may waive payment of such interest, cost, charges or expenses, wholly or in part.

21.

Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall for the purposes of this Constitution be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture, or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified.

22.	The Directors may, on issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

23.

The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys due upon his shares beyond the sums actually called up thereon, and upon the moneys so paid in advance, or so much thereof as exceeds the amount for the time being called upon the shares in respect of which such advance has been made, the Directors may pay or allow such interest as may be agreed between them and such member, in addition to the dividend payable upon such part of the share in respect of which such advance has been made as is actually called up. Capital paid on shares in advance of calls shall not while carrying interest confer a right to participate in profits.

24.

No member shall be entitled to receive any dividend or to exercise any right or privilege as a member until the member shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses, if any.

FORFEITURE AND LIEN

25.

If a member fails to pay in full any call or instalment of a call on the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

26.

The notice shall name a further day (not being less than fourteen days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made, and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

27.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeit share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

28.

A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, re-allotment or disposition the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

29.

When any share has been forfeited in accordance with this Constitution, notice of the forfeiture shall forthwith be given to the holder of the shares or to the person entitled to the share by transmission, as the case may be, and an entry of such notice having been given, and of the forfeiture with the date thereof, shall forthwith be made in the Register of Members opposite to the share; but the provisions of this Regulation are directory only, and no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or to make such entry as aforesaid.

30.

Notwithstanding any such forfeiture as aforesaid, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture, upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as they shall see fit.

31.

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares. Such forfeiture or surrender of a share shall involve the extinction at the time of forfeiture of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the shareholder whose share is forfeited and the Company, except only such of those rights and liabilities as are by this Constitution expressly saved, or as are by the Statutes given or imposed in the case of past members.

32.

Notwithstanding the forfeiture or surrender, a member whose shares have been forfeited or surrendered shall remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at ten per cent per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at that time of forfeiture or surrender or waive payment in whole or in part.

33.

The Company shall have a first and paramount lien on each share (not being a fully-paid share) and dividends from time to time declared in respect of such shares. Such lien shall be restricted to unpaid calls and instalments upon the specific shares in respect of which such moneys are due and unpaid, and to such amounts as the Company may be called upon by law to pay in respect of the shares of the member or deceased member; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Regulation.

34.

The Directors may sell the shares subject to any such lien at such time or times and in such manner as they think fit, but no sale shall be made until such time as the moneys in respect of which such lien exists or some part thereof are or is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, and until a demand and notice in writing stating the amount due or specifying the liability or engagement and demanding payment or fulfilment or discharge thereof and giving notice of intention to sell in default shall have been served on such member or the persons (if any) entitled by transmission to the shares, and default in payment, fulfilment or discharge shall have been made by him or them for seven days after such notice.

35.

The net proceeds of such sale after payment of the costs of sale under Regulation 25 or Regulation 34 shall be applied in or towards payment or satisfaction of the debts or liabilities and any residue shall be paid to the person entitled to the shares at the time of the sale or to his executors, administrators or assigns, as he may direct. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser.

36.

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof together with the share certificate delivered to a purchaser or allottee thereof shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share. Such person shall not be bound to see to the application of the purchase moneys (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, re-allotment or disposal of the share.

37.

The provisions of this Constitution as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, as if the same had been payable by virtue of a call duly made and notified.

38.

No member shall be entitled to receive any dividend or to exercise any privileges as a member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

39.

In the event of a forfeiture of shares or a sale of shares to satisfy the Company’s lien thereon the member or other person who prior to such forfeiture or sale was entitled thereto shall be bound to deliver and shall forthwith deliver to the Company the certificate or certificates held by him for the shares so forfeited or sold.

TRANSFER OF SHARES

40.

Subject to this Constitution and applicable laws, any member may transfer all or any of the member’s shares by an instrument in writing in any usual or common form or any other form which the Directors may approve. Unless otherwise determined by the Directors, the instrument of transfer shall be executed by or on behalf of the transferor and the transferee and be witnessed, provided always that an instrument of transfer in respect of which the transferee is the Depository shall be effective although not signed or witnessed by or on behalf of the Depository.

41.

The transferor shall remain the holder of the shares and member of the Company concerned, until the name of the transferee is duly entered in the Register of Members maintained by the Company whereupon the said transferee shall become a member and, subject to the Constitution and the Statutes, enjoy all rights and privileges as a member of the Company.

42.	No share shall in any circumstances be transferred to any infant, bankrupt or person who is mentally disordered and incapable of managing himself or his affairs.

43.

The Registers of Members and of Transfers may be closed at such times and for such period as the Directors may from time to time determine, provided always that such Registers shall not be closed for more than thirty days in any year, and that the Company shall give prior notice of each such closure as may be required to the Statutes, stating the period and purpose or purposes for which the closure is made.

44. (A)

There shall be no restriction on the transfer of fully paid-up shares (except where required by law and/or contract) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within 30 days after the date on which the transfer was lodged with the Company, serve a notice in writing to the transferor and the transferee stating the precise reasons which are considered to justify the refusal.

(B)	The Directors may in their sole discretion decline to register any instrument of transfer unless:

(a)	such fee not exceeding S$2.00 as the Directors may from time to time require is paid to the Company in respect thereof;

(b)

the instrument of transfer, duly stamped in accordance with any law for the time being in force relating to stamp duty, is deposited at the Office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which the transfer relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(c)	the instrument of transfer is in respect of only one class of shares; and

(d)

the amount of the proper duty with which each share certificate to be issued in consequence of the registration of such transfer is chargeable under any law for the time being in force relating to stamps is paid.

45.	All instruments of transfer which are registered may be retained by the Company.

46.

The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six years from the date of the cancellation thereof and it shall conclusively be presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company, provided always that:

(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b)

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Regulation; and

(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.

TRANSMISSION OF SHARES

47. (A)

In case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only person(s) recognised by the Company as having any title to his interest in the shares.

(B)	Nothing in this Regulation shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him.

48.

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of the Constitution relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

49.

Save as otherwise provided by or in accordance with the Constitution, a person becoming entitled to a share in consequence of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in the Register of Members in respect of the share.

50.

There shall be paid to the Company in respect of the registration of any probate or letters of administration or certificate of death or stop notice or power of attorney or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register of Members affecting the title to any shares such fee not exceeding S$2.00 as the Directors may from time to time require or prescribe.

NO TRUSTS RECOGNISED

51.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by this Constitution or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the registered holder.

STOCK

52.	The Company may from time to time by ordinary resolution convert any paid-up shares into stock and may from time to time by like resolution reconvert any stock into paid-up shares.

53.

The holders of stock may transfer the same or any part thereof in the same manner subject to the same Regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred (or as near thereto as circumstances admit) but no stock shall be transferable except in such units as the Directors may from time to time determine.

54.

The holders of stock shall, according to the number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters, as if they held the shares from which the stock arose; but no such privilege or advantage (except as regards participation in the profits or assets of the Company) shall be conferred by the number of stock units which would not, if existing in shares, have conferred such privilege or advantage, and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

55.

All such provisions of this Constitution as are applicable to paid-up shares shall apply to stock, and in all such provisions, the words “share” and “shareholder” shall include “stock” and “stockholder”.

GENERAL MEETINGS

56.

Subject to the Statutes, an annual general meeting shall be held once in every year, at such time and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings. All general meetings may be held in Singapore or such other jurisdictions as the Directors may deem fit.

57.

The Directors may whenever they think fit, and shall, on requisition in accordance with the Statutes, proceed with proper expedition to convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum at a meeting of Directors, any Director may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

58.

An annual general meeting, and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company, shall be called by twenty-one days’ notice in writing at the least and any other extraordinary general meeting by fourteen days’ notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in manner hereinafter mentioned to all members other than such as are not under the provisions of this Constitution and the Act entitled to receive such notices from the Company, provided that a general meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed:

(a)	in the case of an annual general meeting by all the members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than ninety five per cent, of the total voting rights of all the members having a right to vote at that meeting.

Provided also that the accidental omission to give notice to or the non-receipt of notice by any person entitled thereto shall not invalidate the proceedings at any general meeting.

59. (A)

Every notice calling a general meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not be a member of the Company.

(B)	In the case of an annual general meeting, the notice shall also specify the meeting as such.

(C)

In the case of any general meeting at which business other than routine business (“special business”) is to be transacted, the notice shall specify the general nature of such business, and if any resolution is to be proposed as a special resolution, the notice shall contain a statement to that effect.

60.	Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say:

(a)	declaring dividends;

(b)	receiving and adopting the financial statements, the Directors’ statement, the Auditor’s report and other documents required to be attached to the financial statements;

(c)	appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

(d)	appointing or re-appointing the retiring Auditors (unless they were last appointed otherwise than by the Company in general meeting); and

(e)	approving the Directors’ fee or Auditors’ remuneration or determining the manner in which such fee or remuneration is to be fixed.

PROCEEDINGS AT GENERAL MEETINGS

61.

The Chairman of the Board of Directors, and in his absence the deputy chairman of the Board of Directors (if any) shall preside at every general meeting, but if such officers have not been appointed or if neither of them be present at a meeting within fifteen minutes after the time appointed for holding the same, the Directors present, or in default the members present, shall choose a Director to be Chairman of the meeting, or, if no Director be present or if all the Directors present decline to take the chair, they shall choose a member present to be Chairman of the meeting.

62.

No business other than the appointment of a Chairman shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any general meeting shall be two members present in person. For the purposes of this Regulation “member” includes a person attending as a proxy or as representing a corporation which is a member.

Provided that:

(a)	one person attending both as a member and as a proxy or corporate representative shall not constitute a quorum;

(b)	a proxy representing more than one member shall only count as one member for the purpose of determining the quorum;

(c)	where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum; and

(d)	for the purposes of a quorum joint holders of any share shall be treated as one member.

63.

If within half an hour from the time appointed for a general meeting (or such longer interval as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place or such other day, time or place as the Directors may determine.

64.

The Chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for thirty days or more or sine die, not less than seven days’ notice of the adjourned meeting shall be given in like manner as in the case of the original meeting.

65.	Save as hereinbefore expressly provided, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

66.

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the Chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling, in the case of a resolution duly proposed as a special resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

67. (A)	If required by the Statutes, all resolutions at general meetings shall be voted by poll (unless such requirement is waived).

(B)

Subject to Regulation 67(A) , at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a)	the Chairman of the meeting;

(b)	not less than two members present in person or by proxy and entitled to vote;

(c)

any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies or any number or combination of such members or proxies, holding or representing as the case may be not less than five per cent of the total voting rights of all the members having the right to vote at the meeting; or

(d)

any member present in person or by proxy, or where such a member has appointed two proxies any one of such proxies, or any proxy, or any number or combination of such members or proxies, holding or representing as the case may be not less than five per cent of the total number of paid-up shares of the Company (excluding treasury shares), provided always that no poll shall be demanded on the choice of a Chairman or on a question of adjournment. A demand for a poll may be withdrawn only with approval of the meeting.

68.

Unless a poll is demanded, a declaration by the Chairman of the meeting that a resolution has been carried, or earned unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded for or against such resolution. If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the Chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The Chairman of the meeting may (and, if required by the Statutes or if so directed by the meeting, shall) appoint at least one scrutineer, who shall be independent, and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

69.

In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a casting vote.

70.

A poll demanded on any question shall be taken either immediately or at such subsequent time (not being more than thirty days from the date of the meeting) and place as the Chairman may direct. No notice need be given of a poll not taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

VOTES OF MEMBERS

71. (A)

Subject to any rights or restrictions for the time being attached to any class or classes of shares and to Regulation 12(C), at meetings of members or classes of members, each member entitled to vote may vote in person or by proxy or by attorney. Every person present who is a member or a representative of a member shall:

(a)	on a poll, have one vote for every share which he holds or represents (excluding treasury shares) and upon which all calls or other sums due thereon to the Company have been paid; and

(b)	on a show of hands, have one vote.

(B)	A member entitled to more than one vote need not use all his votes or cast all the votes used in the same way.

(C)

For the purpose of determining the number of votes which a member or his proxy may cast at any general meeting on a poll, the reference to shares held or represented shall, in relation to shares of that member be the number of shares entered against his name in the Register of Members as at seventy-two hours before the time of the relevant general meeting.

(D)

Any member who shall have become bankrupt or insolvent or (being a company) gone into voluntary or compulsory liquidation (except for the purpose of reconstruction or sale to any other company) shall not while the bankruptcy or insolvency continues, be entitled to exercise the right of a member to attend, vote, or act at any meeting of the Company.

72.

Only such of the members whose names appear on the Register of Members seventy-two hours before the time of the relevant general meeting shall be entitled to attend and speak and vote at such general meeting. This Regulation is without prejudice to any other rights or obligations that the member is entitled or subject to as a member of the Company.

Subject to the Statutes, this Regulation shall not be taken as extending any rights to any person (or corporation) whose name has already been removed from the Register of Members on the date of the relevant general meeting.

73.

In the case of joint holders or joint members in respect of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

74.

Where in Singapore or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction in that behalf to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Directors may in their absolute discretion, upon or subject to production of such evidence of the appointment as the Directors may require, permit such receiver or other person on behalf of such member to vote in person or by proxy at any general meeting or to exercise any other right conferred by membership in relation to meetings of the Company.

75.

No member shall, unless the Directors otherwise determine, be entitled in respect of shares held by him to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company if any call or other sum presently payable by him to the Company in respect of such shares remains unpaid.

76. (A)

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

(B)

If any votes shall be counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same meeting, or at any adjournment thereof, and unless in the opinion of the Chairman at the meeting or at any adjournment thereof as the case may be, it shall be of sufficient importance to vitiate the result of the voting.

77. (A)	Save as otherwise provided in the Act:

(a)

a member who is not a relevant intermediary (as defined in the Act) shall not be entitled to appoint more than two proxies to attend, speak and vote at the same general meeting. Where such member’s form of proxy appoints more than one proxy, the proportion of the shareholding concerned to be represented by each proxy shall be specified in the form of proxy. If no proportion is specified, the Company shall be entitled to deem the appointment to be in the alternative; and

(b)

a member who is a relevant intermediary may appoint more than two proxies to attend, speak and vote at the same general meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where such member’s form of proxy appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the form of proxy.

(B)

The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

(C)	A proxy need not be a member.

78. (A)	An instrument appointing a proxy for any member shall be in writing in any usual or common form or in any other form which the Directors may approve and:

(a)	in the case of an individual member shall be:

(i)	signed by the appointer or his attorney if the instrument of proxy is delivered personally or sent by post; or

(ii)	authorised by that individual through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication; and

(b)	in the case of a member which is a corporation shall be:

(i)	either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation if the instrument of proxy is delivered personally or sent by post; or

(ii)	authorised by that corporation through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication.

(B)

The signatures on an instrument of proxy need not be witnessed. Where an instrument appointing a proxy is signed on behalf of a member or a Depositor by an attorney, the letter or power of attorney or a duly certified copy thereof shall (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to the next following Regulation, failing which the instrument of proxy may be treated as invalid.

(C)	The Directors may, in their absolute discretion:

(a)	approve the method and manner for an instrument appointing a proxy to be authorised; and

(b)	designate the procedure for authenticating an instrument appointing a proxy,

as contemplated in Regulations 78(A)(a)(ii) and 78(A)(b)(ii) for application to such members or class of members as they may determine. Where the Directors do not so approve and designate in relation to a member (whether of a class or otherwise), Regulation 78(A)(a)(ii) or Regulation 78(A)(b)(ii)(as the case may be) shall apply.

79. (A)	An instrument appointing a proxy or the power of attorney or other authority, if any:

(a)	if sent personally or by post, must be left at the Office or such other place (if any) as is specified for the purpose in the notice convening the general meeting; or

(b)

if submitted by electronic communication, must be received through such means as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the general meeting, and in either case not less than seventy two hours before the time appointed for the holding of the general meeting or adjourned general meeting (or in the case of a poll before the time appointed for the taking of the poll) to which it is to be used and in default shall not be treated as valid.

(B)

The Directors may, in their absolute discretion, and in relation to such members or class of members as they may determine, specify the means through which instruments appointing a proxy may be submitted by electronic communication, as contemplated in Regulation 78(A)(b). Where the Directors do not so specify in relation to a member (whether of a class or otherwise), Regulation 78(A)(a) shall apply.

(C)

The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates.

80.

The Company shall be entitled to reject any proxy form lodged by a member whose name does not appear on the Register of Members as at seventy two hours before the time of the general meeting at which the proxy is to act.

81.	An instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and the right to speak at the meeting.

82.

A vote cast by proxy shall not be invalidated by the previous death or insanity of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Office at least one hour before the commencement of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) the time appointed for the taking of the poll at which the vote is cast.

83.

Subject to this Constitution and the Act, the Directors may, at their sole discretion, approve and implement, subject to such security measures as may be deemed necessary or expedient, such voting methods to allow members who are unable to vote in person at any general meeting the option to vote in absentia, including but not limited to voting by mail, electronic mail or facsimile.

CORPORATIONS ACTING BY REPRESENTATIVES

84.

Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the Company and such corporation shall for the purposes of this Constitution be deemed to be present in person at any such meeting if a person so authorised is present thereat.

DIRECTORS

85.

Subject to these Regulations, the Directors, all of whom shall be natural persons, shall not be less than two nor more than ten in number. The Company may by ordinary resolution from time to time vary the maximum number of Directors.

86.

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings.

87.

The fee of the Directors shall from time to time be determined by an ordinary resolution of the Company and shall be deemed to accrue from day to day, such fee shall not be increased except pursuant to an ordinary resolution passed at a general meeting where notice of the proposed increase shall have been given in the notice convening the general meeting and shall (unless such resolution otherwise provides) be divisible among the Directors as they may agree, or failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such fee is payable shall be entitled only to rank in such division for a proportion of fee related to the period during which he has held office. The fee of the Directors shall be payable by a fixed sum and not by a commission on or percentage of profits or turnover.

88.

Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine, other than by a commission on or percentage of turnover.

89.

The Directors may repay to any Director all such travelling hotel and other expenses as he may reasonably incur in the execution of his duties including any expenses incurred in connection with attending and returning from meetings of the Directors or of any committee of the Directors or general meetings or otherwise in or about the business of the Company.

90.

The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

91. (A)

A Director and Chief Executive Officer (or person(s) holding an equivalent position) may be party to or in any way interested in any contract or arrangement or transaction to which the Company is a party or in which the Company is in any way interested and he may hold and be remunerated in respect of any office or place of profit (other than the office of Auditor of the Company or any subsidiary thereof) under the Company or any other company in which the Company is in any way interested and he (or any firm of which he is a member) may act in a professional capacity for the Company or any such other company and be remunerated therefore and in any such case as aforesaid (save as otherwise agreed) he may retain for his own absolute use and benefit all profits and advantages accruing to him thereunder or in consequence thereof.

(B)

Every Director and Chief Executive Officer (or person(s) holding an equivalent position) shall observe the provisions of the Act relating to the disclosure of the interests of the Directors and Chief Executive Officer (or person(s) holding an equivalent position) in transactions or proposed transactions with the Company or of any office or property held by a Director or a Chief Executive Officer (or person(s) holding an equivalent position) which might create duties or interests in conflict with his duties or interests as a Director or a Chief Executive Officer (or an equivalent position), as the case may be.

(C)

A Director and Chief Executive Officer (or person(s) holding an equivalent position), shall not vote in respect of any contract or proposed contract or arrangement with the Company in which he has directly or indirectly a personal material interest and if he shall do so his vote shall not be counted nor, save as provided by Regulation 78(A), shall he be counted in the quorum present at the meeting, but neither of these prohibitions shall apply to:-

(a)

any arrangement for giving any Director or Chief Executive Officer (or person(s) holding an equivalent position) any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company; or

(b)

any arrangement for the giving by the Company of any security to a third party in respect of a debtor obligation of the Company for which the Director or Chief Executive Officer (or person(s) holding an equivalent position) himself has assumed responsibility in whole or in part under a guarantee or indemnity of by the deposit of security; or

(c)	any contract by a Director or Chief Executive Officer (or person(s) holding an equivalent position) to subscribe for or underwrite shares or debentures of the Company,

Provided that these prohibitions may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract arrangement or transaction or any particular proposed contract arrangement or transaction by the Company by ordinary resolution.

(D)

Subject to the Statutes, a general notice that a Director or a Chief Executive Officer (or person(s) holding an equivalent position) is an officer or member of any specified firm or corporation and is to be regarded as interested in all transaction with that firm or company shall be deemed to be a sufficient disclosure under this Regulation 91 as regards such Director or Chief Executive Officer (or person(s) holding an equivalent position), as the case may be, and the said transactions if it specifies the nature and extent of his interest in the specified firm or corporation and his interest is no different in nature or greater in extent than the nature and extent so specified in the general notice at the time any transaction is so made, but no such notice shall be of effect unless either it is given at a meeting of the Directors or the Director or Chief Executive Officer (or person(s) holding an equivalent position), as the case may be, takes reasonable steps to ensure that it is brought up and read at the next meeting of the Directors after it is given.

92. (A)

The Directors may from time to time appoint one or more of their body to be the holder of any executive office under the Company or under any other company in which the Company is in any way interested (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

(B)

The appointment of any Director to the office of Chairman or Deputy Chairman or Chief Executive Officer (or person(s) holding an equivalent position) shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(C)

The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

93.

The Directors may entrust to and confer upon any Directors holding any executive office under the Company or any other company as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

APPOINTMENT AND REMOVAL OF DIRECTORS

94.

The Company may by ordinary resolution appoint any person to be a Director either as an additional Director or to fill a casual vacancy. Without prejudice thereto the Directors shall also have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number fixed by or in accordance with this Constitution. Any person so appointed by the Directors shall hold office only until the next annual general meeting and shall then be eligible for re-election.

95.	The office of a Director shall be vacated in any of the following events, namely where such Director:

(a)	ceases to be a Director by virtue of the Act;

(b)	becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)	becomes disqualified from acting as a Director in any jurisdiction for reasons other than on technical grounds (in which event he must immediately resign from the Board);

(d)	becomes prohibited or disqualified by the Statutes or any other law from acting as a Director;

(e)	becomes mentally disordered and incapable of managing himself or his affairs;

(f)	resigns from his office by notice in writing to the Company;

(g)	for more than six months is absent without permission of the Directors from meetings of the Directors held during that period; or

(h)	is directly or indirectly interested in any contract or proposed contract with the Company and fails to declare the nature of his interest in manner required by the Act.

96.

The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution of which special notice has been given remove any Director from office (notwithstanding any provision of this Constitution or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office. and any person so appointed shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last appointed a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

ALTERNATE DIRECTORS

97. (A)

Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director or a person who has already been appointed alternate for another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by a majority of the Directors, shall have effect only upon and subject to being so approved. A person shall not act as alternate Director to more than one Director at the same time.

(B)

The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if the Director concerned (below called “his principal”) ceases to be a Director. An alternate Director shall not be required to hold any share qualification.

(C)

An alternate Director shall be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which his principal is not personally present and generally at such meeting to perform all functions of his principal as a Director and for the purposes of the proceedings at such meeting the provisions of this Constitution shall apply as if he (instead of his principal) were a Director. If his principal is for the time being absent or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his principal. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his principal is a member. An alternate Director shall not (save as aforesaid) have any power to act as a Director nor shall he be deemed to be a Director for any other purpose of this Constitution.

(D)

An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his principal as such principal may by notice in writing to the Company from time to time direct.

MEETINGS AND PROCEEDINGS OF DIRECTORS

98.

Subject to the provisions of this Constitution the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. It shall not be necessary to give notice of a meeting of Directors to any Director for the time being absent. Any Director may waive notice of any meeting and any such waiver may be retroactive.

99.

Directors may participate in a meeting of Directors by means of a conference telephone, video conference, audio-visual or similar communications equipment by means of which all persons participating in the meeting can hear one another without a Director being in the physical presence of another Director or Directors, and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. The Directors participating in any such meeting shall be counted in the quorum for such meeting and subject to there being requisite quorum in accordance with Regulation 100, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held. A meeting conducted by means of a conference telephone, video conference, audio-visual or similar communications equipment as aforesaid is deemed to be held at the place where the Chairman of the meeting is participating in the meeting or otherwise agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

100.

The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be a majority of the Directors then in office. A meeting of the Directors at which a quorum is present shall be competent of exercise all powers and discretions for the time being exercisable by the Directors.

101.

Questions arising at any meeting of the Directors shall be determined by a majority of votes present at the meeting and competent to vote. In case of an equality of votes (except where only two Directors are present and form the quorum or when only two Directors are competent to vote on the question in issue) the Chairman of the meeting shall have a second or casting vote.

102.

A Director who is directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of their interest in accordance with the Statutes. A Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any interest, directly or indirectly. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

103.

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with the Constitution, the continuing Directors or Director may act for the purpose of filling up such vacancies or of summoning general meetings, but not for any other purpose (except in an emergency). If there be no Directors or Director able or willing to act, then any two members may summon a general meeting for the purpose of appointing Directors.

104. (A)

The Directors may elect from their number a Chairman and a Deputy Chairman (or two or more Deputy Chairmen) and determine the period for which each is to hold office. If no Chairman or Deputy Chairman shall have been appointed or if at any meeting of the Directors no Chairman or Deputy Chairman shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be Chairman of the meeting.

(B)

If at any time there is more than one Deputy Chairman the right in the absence of the Chairman to preside at a meeting of the Directors or of the Company shall be determined as between the Deputy Chairmen present (if more than one) by seniority in length of appointment or otherwise as resolved by the Directors.

105.

A resolution in writing, signed by a majority of the Directors for the time being entitled to receive notice of a meeting of the Directors, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions “in writing” and “signed” include approval by any such Director by telefax or any form of electronic communication approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

106.

The Directors may delegate any of their powers or discretion to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

107.

The meetings and proceedings of any such committee consisting of two or more members shall be governed mutatis mutandis by the provisions of this Constitution regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Regulation.

108.

All acts done by any meeting of Directors, or of any such committee, or by any person acting as a Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

109.

The Directors shall cause proper minutes to be made of all general meetings of the Company and also of all appointments of officers, and of the proceedings of all meetings of Directors and committees and of the attendances thereat, and of all business transacted at such meeting; and any such minute of any meeting, if purporting to be signed by the Chairman of such meeting, or by the Chairman of the next succeeding meeting, shall be conclusive evidence without any further proof of the facts therein stated.

110.

Any register, index, minute book, accounting record, minute or other book required by this Constitution or by the Act to be kept by or on behalf of the Company may, subject to and in accordance with the Act, be kept in hard copy form or in electronic form, and arranged in the manner that the Directors think fit. If such records are kept in electronic form, the Directors shall ensure that they are capable of being reproduced in hard copy form, and shall provide for the manner in which the records are to be authenticated and verified. In any case where such records are kept otherwise than in hard copy form, the Directors shall take reasonable precautions for ensuring the proper maintenance and authenticity of such records, guarding against falsification and facilitating the discovery of any falsifications.

BORROWING POWERS

111.

Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money, to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party or otherwise as they may think fit.

GENERAL POWERS OF DIRECTORS

112.

The business and affairs of the Company shall be managed by, or under the direction or the supervision of, the Directors, who may exercise all such powers of the Company as are not by the Statutes or by this Constitution, required to be exercised by the Company in general meeting. The general powers given by this Regulation shall not be limited or restricted by any special authority or power given to the Directors by any other Regulation.

113.

The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in general meeting.

114.

The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local board, or any manager or agents, and fix their remuneration. The Directors may further delegate to any legal board, manager or agent any of the powers, authorities and discretions vested in the Directors, with powers to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

115.

The Directors may from time to time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

116.

The Directors shall duly comply with the provisions of the Act, and particularly the provisions as to registration and keeping copies of mortgages and charges, keeping of the Register of Members, keeping a register of Directors and entering all necessary particulars therein, and sending a copy thereof or a notification of any changes therein to the Registrar of Companies, and sending to such Registrar an annual return, together with the certificates and the particulars required by the Act, notices as to increase of capital, returns of allotments and contracts relating thereto, copies of resolutions and agreements, and other particulars connected with the above.

117.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

SECRETARY

118.

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries. The appointment and duties of the Secretary or Joint Secretaries shall not conflict with the provisions of the Act.

THE SEAL

119. (A)

Where the Company has a Seal, the Directors shall provide for the safe custody of the Seal which shall not be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

(B)	The general powers given by this Regulation shall not be limited or restricted by any special authority or power given to the Directors by any other Regulation.

120.

Subject to the provisions of the Statutes, every instrument to which the Seal shall be affixed shall be signed autographically or by facsimile by one Director and the Secretary or by two Directors or some other person appointed by the Directors save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method of mechanical electronic signature or other method approved by the Directors.

121. (A)	Where the Company has a Seal, the Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

(B)

Where the Company has a Seal, the Company may exercise the powers conferred by the Statutes with regard to having a duplicate Seal as referred to in Section 124 of the Act which shall be a facsimile of the Seal with the addition on its face of the words “Share Seal”.

AUTHENTICATION OF DOCUMENTS

122.

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and where any books, records, documents or accounts are elsewhere than at the office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of the meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed, or as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to this Regulation may be made by any electronic means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

RESERVES

123.

The Directors may from time to time set aside out of the profits of the Company and carry to reserve such sums as they think proper which, at the discretion of the Directors, shall be applicable for any purpose to which the profits of the Company may properly be applied and pending such application may either be employed in the business of the Company or be invested. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions of the Statutes.

DIVIDENDS

124.	The Company may by ordinary resolution declare dividends but no such dividends shall exceed the amount recommended by the Directors.

125.

If and so far as in the opinion of the Directors, the profits of the Company justify such payments, the Directors may declare and pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time declare and pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they think fit.

126.

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, and except as otherwise permitted under the Act, all dividends shall be paid in proportion to the number of shares held by a member but as regards any shares not fully paid throughout the period in respect of which the dividend is paid all dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Regulation no amount paid on a share in advance of calls shall be treated as paid on the share.

127.	No dividend shall be paid otherwise than out of profits available for distribution under the provisions of the Statutes.

128.	No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

129. (A)

The Directors may retain the dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

(B)

The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares hereinbefore contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

130.

The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the shareholder (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

131.

The Company may upon the recommendation of the Directors by ordinary resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises with regard to such distribution, the Directors may settle the same as they think expedient and in particular, may issue fractional certificates, fix the value for distribution of such specific assets or any part thereof, determine that cash payments shall be made to any member upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

132.

Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled thereto (or, if two or more persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such person and such address as such member or person or persons may be writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

133.

If two or more persons are registered in the Register of Members as joint holders of any share, or are entitled jointly to a share in consequence of the death or bankruptcy of the holder, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

134.

Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

135.

The payment by the Directors of any unclaimed dividends or other moneys payable or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on and in respect of share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture.

136.	A transfer of shares shall not pass the right to any dividend declared on such shares before the registration of the transfer.

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

137. (A)	The Directors may, with the sanction of an ordinary resolution of the Company (including any ordinary resolution passed pursuant to Regulation 4(A):

(a)	issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members at the close of business on:

(i)	the date of the ordinary resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)	(in the case of an ordinary resolution passed pursuant to Regulation 4(A) such other date as may be determined by the Directors, in proportion to their then holdings of shares; and/or

(b)

capitalise any sum standing to the credit of any of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of profit and loss account by appropriating such sum to the holders of shares on the Register of Members or at the close of business on:

(i)	the date of the ordinary resolution (or such other date as may be specified therein or determined as therein provided); or

(ii)	(in the case of an ordinary resolution passed pursuant to Regulation 4(A) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued) unissued shares of any other class not being redeemable shares, for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

(B)

The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Regulation 137(A), with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(C)

In addition and without prejudice to Regulations 137(A) and 137(B), the Directors shall have the power to issue shares for which no consideration is payable and to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in general meeting and on such terms as the Directors shall think fit.

FINANCIAL STATEMENTS

138.

Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit. No member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

139.

In accordance with the provisions of the Act, the Directors shall cause to be prepared and to be laid before the Company in general meeting such financial statements, consolidated financial statements (if any) and reports as may be necessary. Whenever so required, the interval between the close of a financial year of the Company and the date of the Company’s annual general meeting shall not exceed six months (or such period as may be permitted by the Statutes).

140.

A copy of financial statement which is to be laid before a general meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than fourteen days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of this Constitution, Provided that:

(a)	these documents may, subject to the Statutes be sent less than fourteen days before the date of the meeting if all persons entitled to receive notices of meetings from the Company so agree; and

(b)

this Regulation shall not require a copy of these documents to be sent to more than one or any joint holders or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office.

AUDITORS

141.

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

142.

An Auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive and to be heard at any general meeting on any part of the business of the meeting which concerns him as Auditor.

143.

The appointment and duties of such Auditor or Auditors shall be in accordance with the provisions of the Act, or any other Statute which may be in force in relation to such matters. Every Auditor of the Company shall have a right to access at all times to the accounting and other records of the Company and shall make his report as required by the Act.

NOTICES

144.

Any notice or document (including a share certificate) may be served on or delivered to any member by the Company either personally or by sending it through the post in a prepaid cover addressed or by telex or facsimile transmission address to such member at his address entered in the Register of Members or supplied by him to the Company as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted at the same time the same would have reached the member in the normal course if sent by telex or facsimile transmission.

145.

Without prejudice to the provisions of this Constitution, but subject otherwise to any applicable laws to electronic communication, any notice or document (including, without limitations, any financial statements, balance sheet or report) which is required or permitted to be given, sent or served under the Act or under this Constitution by the Company, or by the Directors, to a member or officer or Auditor of the Company may be given, sent or served using electronic communication:

(a)	to the current email address of that person;

(b)	by making it available on a website prescribed by the Company from time to time;

(c)	sending of data storage devices, including, without limitation, CD-ROMs and USB drives to the current address of that person; or

(d)

in such manner as such member expressly consents to by giving notice in writing to the Company, in accordance with the provisions of, or as otherwise provided by this Constitution and any other applicable laws to electronic communication. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Statutes and/or any other applicable regulations or procedures.

146.

For the purposes of Regulation 145 above, where there is express consent from a member, the Company may send notices or documents, including circulars and annual reports, by way of electronic communication.

147.

For the purposes of Regulation 145, a member shall be implied to have agreed to receive such notices or documents, including circulars and annual reports, by way of such electronic communication otherwise provided under applicable laws.

148.

Notwithstanding Regulation 147, the Directors may, at their discretion, at any time give a member an opportunity to elect within a specified period of time whether to receive such notice or document, including circulars and annual reports, by way of electronic communication or as a physical copy, and such a member shall be deemed to have consented to receive such notice or document by way of electronic communication, as set out in Regulation 145, if he was given such an opportunity and he failed to make an election within the specified time. Such member shall not in such an event have a right to receive a physical copy of such notice or document, unless otherwise provided under applicable laws.

149.

When a given number of days’ notice or notice extended over any other period is required to be given the day of service shall, unless it is otherwise provided or required by these Regulations or by the Act, be not counted in such number of days or period.

150.	Where the Company uses website publication as the form of electronic communication, the Company shall separately provide a physical notification to members to notify them of the following:

(a)	the publication of the notice or document on that website;

(b)	if the document is not available on the website on the date of notification, the date on which it will be available;

(c)	the address of the website;

(d)	the place on the website where the document may be accessed; and

(e)	how to access the document.

151.

Notwithstanding the above, in respect of notices or documents to be issued by the Company to members whose registered address is outside Singapore, and where such notices or documents are required by the laws of such jurisdictions in which the members’ registered address is situated, to be lodged or registered with any competent government of statutory authority of such jurisdictions, all such members shall provide an address in Singapore for service of such notices and documents by the Company. Any such member who has not supplied an address within Singapore for the service of such notices and documents shall not be entitled to receive any such notices or documents from the Company.

152.

Where a notice or document is sent by electronic communication, the Company shall inform the member as soon as practicable of how to request a physical copy of that notice or document from the Company. The Company shall separately provide a physical copy of that notice or document upon such request.

153.

Regulations 149, 150, 151, and 152 shall not apply to such notices or documents which are excluded from being given, sent or served by electronic communication or means pursuant to applicable laws and any regulations relating to electronic communication, including but not limited to:

(a)	forms or acceptance letters that members may be required to complete;

(b)	notices of meetings, excluding circulars or letters referred to in that notice;

(c)	notices and documents relating to takeover offers and rights issues; and

(d)	notices to be given to members pursuant to relevant regulations.

154.

Where a notice or document is given, sent or served to a member by making it available on a website pursuant to Regulation 145, the Company shall give separate notice to the member of the publication of the notice or document on that website and the manner in which the notice or document may be accessed by any one or more of the following means:

(a)	by sending such separate notice to the member personally or through the post pursuant to Regulation 145; and/or

(b)	by sending such separate notice to the member using electronic communication to his current address pursuant to Regulation 145.

155.

Any notice given to that one of the joint holders of a share whose name stands first in the Register of Members in respect of the share shall be sufficient notice to all the joint holders in their capacity as such.

156.

A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communication in pursuance of this Constitution shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members as sole or first-named joint holder.

157.

A member who (having no registered address within Singapore) has not supplied to the Company an address within Singapore for the service of notices shall not be entitled to receive notices from the Company that are required to be delivered to a physical address.

WINDING UP

158.	The Directors shall have power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

159.

If the Company shall be wound up (whether the liquidation is voluntary, under supervision, or by the court) the Liquidator may, with the authority of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon one or more class or classes of property and may determine how such division shall be carried out as between the members of different classes. The Liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the Liquidator with the like authority shall think fit, and the Liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect any shares or other property in respect of which there is a liability.

160.

On a voluntary winding up of the Company, no commission or fee shall be paid to a Liquidator without the prior approval of the members in general meeting. The amount of such commission or fee shall be notified to all members no less than seven days prior to the meeting at which it is to be considered.

161.

In the event of a winding up of the Company every member of the Company who is not for the time being in the Republic of Singapore shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some householder in the Republic of Singapore upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served, and in default of such nomination the liquidator of the Company may on behalf of such member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such member for all purposes, and where the liquidator makes any such appointment he shall, with all convenient speed, give notice thereof to such member by advertisement in any leading daily newspaper in the English language in circulation in Singapore or by a registered letter sent through the post and addressed to such member at his address as appearing in the Register of Members and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

INDEMNITY

162.

Subject to the provisions of and so far as may be permitted by the Statutes, every Director, Chief Executive Officer, Auditor, Secretary, and other officer of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto, including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company, and in which judgment is given in his favour (or the proceedings otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any Statute for relief from liability in respect of any such act or omission in which relief is granted to him by the court. Without prejudice to the generality of the foregoing, no Director, Secretary or other officer of the Company shall be liable for the acts, receipts, neglect or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects, shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, willful default, breach of duty or breach of trust.

163.

The Company must not indemnify any person in respect of any costs, charges, losses, expenses and liabilities, or pay any premium for a contract, if and to the extent that the Company is prohibited by law from doing so.

INSURANCE

164.

Subject to the Statutes and Regulation 163, to the maximum extent permitted by law, the Company may pay, or agree to pay, a premium for a contract insuring a person who is Director, Auditor, Secretary or other officer of the Company, including a person who is, at the request of the Company, a director or secretary of another company, or a director, secretary or other officer of a subsidiary of the Company, against costs, charges, losses, expenses and liabilities incurred by the person in the execution and discharge of his duties or in relation thereto including any liability by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company.

SECRECY

165.

No member shall be entitled to require the Company to disclose any information relating to any trade, business, product or process which is secret in nature which may relate to the conduct of the business of the Company and which the Directors determine to be inexpedient and inadvisable to communicate in the best interest of the members save as may be authorised by law.

PERSONAL DATA

166. (A)

A member who is a natural person is deemed to have consented to the collection, use and disclosure of his personal data (whether such personal data is provided by that member or is collected through a third party) by the Company (or its agents or service providers) from time to time for any of the following purposes:

(a)	implementation and administration of any corporate action by the Company (or its agents or service providers);

(b)	internal analysis and/or market research by the Company (or its agents or service providers);

(c)	investor relations communications by the Company (or its agents or service providers);

(d)	administration by the Company (or its agents or service providers) of that member’s holding of shares in the Company;

(e)

implementation and administration of any service provided by the Company (or its agents or service providers) to its members to receive notices of meetings, annual reports and other member communications and/or for proxy appointment, whether by electronic means or otherwise;

(f)

processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for any general meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to any general meeting (including any adjournment thereof);

(g)	implementation and administration of, and compliance with, any Regulation of this Constitution;

(h)	compliance with any applicable laws, take-over rules, regulations and/or guidelines; and

(i)	purposes which are reasonably related to any of the above purpose.

(B)

Any member who appoints a proxy and/or representative for any general meeting and/or any adjournment thereof is deemed to have warranted that where such member discloses the personal data of such proxy and/or representative to the Company (or its agents or service providers), that member has obtained the prior consent of such proxy and/or representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy and/or representative for the purposes specified in the relevant Regulations, and is deemed to have agreed to indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of such member’s breach of warranty.

SHAREHOLDERS AGREEMENT

167.

For as long as the Shareholders Agreement is in effect with respect to a member (“Relevant Member”), the Company and each Relevant Member undertakes vis-à-vis each other Relevant Member and vis-à-vis the Company (as applicable) to exercise its rights and perform its obligations as the Company or a Relevant Member (as applicable) under the law and/or these Regulations in such way that the provisions of the Shareholders Agreement are being observed and complied with, to the fullest extent permitted by law.